SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2007 AUG 22 A 4:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 August 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07026179

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

c.c. J P Morgan
- Mr. King Ho

dlw 8/22

E:\tn\sa\Rights Issue\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Please refer to the attached announcement dated 16 August 2007 released by Shangri-La Asia Limited to the Singapore Exchange Securities Trading Limited.

As as the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Loong, Edward *(Chairman)*
Mr. Lui Man Shing *(Deputy Chairman)*
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 16 August 2007

* *for identification purposes only*

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

ANNOUNCEMENT

Shangri-La Asia Limited (the "**Company**") refers to the rights issue (the "**Rights Issue**") of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares of HK$1.00 each ("**Rights Shares**") in the proportion of 1 Rights Share for every 9 Shares held on 10 August 2007 at HK$18.00 per Rights Share payable in full on acceptance.

*Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the prospectus dated 15 August 2007 (the "**Prospectus**") issued by the Company in connection with the Rights Issue and its accompanying documents, including without limitation, the letters from CDP together with the application for rights shares and excess rights shares instruction form and/or application for rights shares instruction form relating to the Rights Issue.*

The Company wishes to advise CDP Depositors who apply for the Rights Shares and/or Excess Rights Shares through an Automated Teller Machine ("**ATM**") of any one of the Participating Banks that notwithstanding any reference in such ATM screens stating that a copy of the offer information statement/document has been lodged and/or registered with the Monetary Authority of Singapore ("**MAS**"), the Prospectus has not been lodged and/or registered with the MAS and there is no requirement for the Company to do so under the Securities and Futures Act of Singapore (Chapter 289).

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

16 August 2007

* *for identification purposes only*

END